3101 Western Ave. #800 Seattle, WA 98121	T 206.282.7100 F 206.284.6206

December 5, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Irene Paik and Erin Jaskot

Re:	Request for Effectiveness for CTI BioPharma Corp.
Registration Statement on Form S-3 (File No. 333-221382)

Dear Ms. Paik and Ms. Jaskot:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), CTI BioPharma Corp. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Standard Time, on December 6, 2017, or as soon thereafter as practicable.

The Registrant confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the registration of the securities specified in the above-referenced Registration Statement.

The Registrant or Mr. Eric Sibbitt, Esq., who is an attorney with the Registrant’s outside legal counsel, O’Melveny & Myers LLP, may orally request via telephone call to the staff to modify or withdraw this request for acceleration.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to Mr. Eric Sibbitt, Esq. of O’Melveny & Myers LLP at (415) 984-8777. Please also send a copy of the written order from the Commission verifying the effective time and date of the Registration Statement to O’Melveny & Myers LLP, Attention: Eric Sibbitt, Esq., by facsimile at (415) 984-8701.

Please contact Mr. Eric Sibbitt, Esq. via telephone at (415) 984-8777, to communicate any questions you might have regarding this letter or the Registration Statement. Thank you for your cooperation in this matter.

Very truly yours,

CTI BIOPHARMA CORP.

By:	/s/ David H. Kirske
Name: David H. Kirske
Title: Chief Financial Officer

cc:	Adam Craig, M.D., Ph.D.
C. Brophy Christensen, Esq., O’Melveny & Myers LLP
Eric Sibbitt, Esq., O’Melveny & Myers LLP